Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)	Fiscal Year Ended December 31,					Three Months Ended March 31,
	2014	2013	2012	2011	2010	2015	2014
Net Income (loss)	$62,856	$61,690	$34,757	$(38,338)	$84,871	$6,794	$8,823
Income Tax Expense (benefit)	8,338	1,019	(5,856)	2,806	8,866	(3,556)	(1,849)
Fixed Charges	$1,680	$6,940	$6,088	$7,812	$8,723	$810	$413

Earnings	$72,874	$69,649	$34,989	$(27,721)	$102,460	$4,048	$7,387

Interest Costs	$822	$6,169	$5,393	$6,476	$7,020	$505	$191
Operating Lease Expense	2,600	2,335	2,105	4,048	5,160	924	674
Portion of rental expense representative of the interest factor (a)	858	771	695	1,336	1,703	305	222

Total Fixed Charges	$1,680	$6,940	$6,088	$7,812	$8,723	$810	$413

Ratio of Earnings to Fixed Charges	43.4	10.0	5.7	(b )	11.7	5.0	17.9

(a)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.
(b)	The ratio of earnings to fixed charges and preferred share dividends was less than 1.0x in fiscal 2011. The deficiency in the ratio of earnings to fixed charges and preferred share dividend was $35.5 million.